                                        Filed by Orthodontic Centers of America,
                                        Inc. pursuant to Rule 425 under the
                                        Securities Act of 1933 and deemed filed
                                        pursuant to Rule 14a-12 under the
                                        Securities Exchange Act of 1934.

                                        Subject Company: OrthAlliance, Inc.
                                        Commission File No. 0-22975

                   THE FOLLOWING IS A PRESS RELEASE ISSUED BY
                      ORTHODONTIC CENTERS OF AMERICA, INC.


NEWS RELEASE

FOR IMMEDIATE RELEASE

CONTACT:  John C. Glover
          Chief Financial Officer
          (504) 834-4392

                 ORTHODONTIC CENTERS OF AMERICA, INC. ANNOUNCES
                        RECORD THIRD QUARTER 2001 RESULTS

METAIRIE, Louisiana (October 25, 2001) - Orthodontic Centers of America, Inc. (NYSE:OCA) today announced record financial results for the third quarter ended September 30, 2001. Bart Palmisano, Sr., Chief Executive Officer, President and Chairman of the Board of OCA, said, "We are extremely pleased with our record third quarter performance. As our affiliated orthodontists continue to witness steady, strong demand for orthodontic treatment, we continue to leverage the significant capacity latent in our network of affiliated orthodontic centers. OCA's proven ability to add value at the practice continues to translate into superior growth."

Third Quarter 2001 Financial and Operating Highlights:

     o Record earnings per share of $0.30 were up 30.4% compared to third quarter 2000 earnings per share of $0.23.

     o Record fee revenue of $86.8 million increased 24.5%, reflecting strong results from growth initiatives, compared to $69.7 million in the third quarter of 2000.

     o The dollar amount of new patient contracts, the greatest predictor of future fee revenue, increased 25.3% to a record $181.9 million, compared to $145.2 million in the third quarter of 2000.

     o Record patient case starts of 56,268 were up 20.5%, compared to 46,698 in the third quarter of 2000.

     o    Comparable center fee revenue growth was outstanding at 22.0%.

     o Patient interval days increased to 45.9 days from 43.9 days in the third quarter of 2000, reflecting continued improvement in productivity and scheduling efficiencies.

     o Cash flow from operations for the nine months ended September 30, 2001 was robust at $35.9 million.

     o Total number of patients under treatment with affiliated orthodontists increased 22.8% to 401,220 at September 30, 2001, compared to 326,840 at September 30, 2000.

     o    EBITDA margin continued to be outstanding at 34.5%.

         For the third quarter of 2001, fee revenue increased 24.5% to $86.8 million, compared to $69.7 million for the same quarter last year. Net income totaled $15.2 million for the third quarter of 2001, or 31.1% above the $11.6 million in net income for the third quarter of 2000. The Company earned $0.30 per share for the third quarter of 2001, an increase of 30.4% over the $0.23 net income per share for the same period in 2000. Diluted weighted average shares of common stock outstanding for the quarter ended September 30, 2001, were 50,123,000 as compared with 49,967,000 shares for the quarter ended September 30, 2000.


                                     -MORE-

         For the nine months ended September 30, 2001, fee revenue increased 26.5% to $246.6 million, compared to $194.8 million for the same period last year. Net income totaled $43.8 million for the nine months ended September 30, 2001, or 31.3% above the $33.4 million in net income, before cumulative effect of a change in accounting principle, for the same period last year. The Company earned $0.87 per share for the nine months ended September 30, 2001, an increase of 29.9% over the $0.67 net income per share, before cumulative effect of a change in accounting principle, for the same period in 2000. Diluted weighted average shares of common stock outstanding for the nine months ended September 30, 2001, were 50,133,000, as compared with 49,482,000 for the nine months ended September 30, 2000.

         Net income and earnings per share for the nine months ended September 30, 2000 referred to above excludes the cumulative effect of a change in accounting principle effective January 1, 2000, related to revenue recognition and Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101) taken in the first quarter of 2000. The cumulative effect of this change in accounting principle, net of tax benefit, was a charge of $50.6 million ($1.02 per share) taken during the first quarter of 2000.

         Fee revenue for existing centers was strong during the third quarter of 2001. Comparable center fee revenue growth during the third quarter of 2001 was 22.0%. Comparable center fee revenue growth is defined as growth in fee revenue relative to the corresponding prior-year period by centers affiliated with the Company throughout each of the two periods being compared. Comparable center fee revenue growth during the third quarter of 2001, including only centers affiliated with the Company for at least 26 months, was 11.3%.

         As previously announced, OCA and OrthAlliance, Inc. entered into a definitive merger agreement on May 16, 2001, whereby a wholly-owned subsidiary of OCA would merge into OrthAlliance in a stock-for-stock transaction, with OrthAlliance becoming a wholly-owned subsidiary of OCA. As of June 30, 2001, OrthAlliance was affiliated with 226 orthodontists and pediatric dentists practicing in 397 centers throughout the United States. The transaction, which is subject to approval by OrthAlliance stockholders and other conditions, is currently anticipated to close in early November 2001 and to be accounted for as a purchase.

         Mr. Palmisano said, "Our proposed merger with OrthAlliance presents an unprecedented strategic opportunity for us. We look forward to welcoming these highly regarded and exceptionally talented professionals to our organization. Rest assured, we intend to devote substantial resources to integrating OrthAlliance's practices efficiently and building strong relationships with OrthAlliance's affiliated orthodontists and pediatric dentists. We are excited about our prospects for growth and our continued ability to build shareholder value."

         During the third quarter of 2001, the Company affiliated with ten new orthodontic professionals, and opened ten new centers. Of the ten new centers opened during the third quarter of 2001, nine were newly developed centers and one was an affiliation with an existing practice.


                                     -MORE-

         In closing, Mr. Palmisano said, "Our continued strong results are a product of focused, intelligent growth, which has long been our operating philosophy. While patient case starts increased 20.5% over the third quarter of 2000, the dollar amount of those new patient contracts increased by more than 25%. We are extremely encouraged about all our growth initiatives and remain confident in our ability to execute our operating strategy soundly. The business discipline that we have exercised to date will continue to serve us well going forward in building long-term shareholder value."

         The Company has scheduled a conference call on Thursday, October 25, 2001 at 10:00 a.m. (EDT) to announce its financial results for the third quarter of 2001. You may listen to the call through the Internet by logging on to the Vcall (www.vcall.com) or StreetEvents (www.streetevents.com) websites. An archived recording of the conference call will be available beginning approximately one hour after the event through the StreetEvents and Vcall websites, as well as the On24 Business Network website (www.on24.com) and the Company's website (www.4braces.com).

         Orthodontic Centers of America, Inc., founded in 1985, is the leading provider of integrated business services to orthodontic practices. For additional information on Orthodontic Centers of America, Inc., visit the Company's web site: www.4braces.com.

         Certain statements contained in this news release may not be based on historical facts and are "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by their reference to a future period or periods or by the use of forward-looking terminology, such as "anticipate," "believe," "estimate," "expect," "may," "might," "will," "would," or "intend." These forward-looking statements include, without limitation, those relating to growth, shareholder value, operating strategy, demand for orthodontic treatment, the proposed merger with OrthAlliance, the accounting treatment and completion of the proposed merger, and relationships with OrthAlliance affiliated professionals and integration of those professionals. We caution you not to place undue reliance on the forward-looking statements contained in this release in that actual results could differ materially from those indicated in such forward-looking statements, due to a variety of factors. Those factors include, but are not limited to, failure or delay in obtaining required stockholder approval, failure to obtain acceptable amendments to the employment agreements and service or consulting agreements of OrthAlliance affiliated professionals, the companies' failure to consummate the merger, inability to successfully integrate the companies after the merger, adverse changes in the companies' financial results and conditions, changes in general economic conditions and business conditions, changes in OCA's operating or expansion strategy, the ability of OCA to attract and retain qualified personnel and orthodontists, the ability of OCA to effectively market its services and products, OCA's expectations and estimates concerning future financial performance, financing plans and the impact of competition, anticipated trends in OCA's business, existing and future regulations affecting OCA's business, OCA's dependence on existing sources of funding, and other factors generally understood to affect the financial results of orthodontic practice management companies, and other risks detailed from time to time in OCA's releases and Annual Report on Form 10-K for the year ended December 31, 2000 and other filings with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

                                     -MORE-

         In connection with the proposed merger with OrthAlliance, OCA filed a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC"). Investors are urged to read the proxy statement/prospectus that is a part of the registration statement, because it contains important information about the merger, OCA and OrthAlliance. The registration statement and the proxy statement/prospectus are available free of charge, both on the SEC's web site (www.sec.gov) and from OCA and OrthAlliance by directing a request to Orthodontic Centers of America, Inc., 3850 North Causeway Blvd, Suite 970, Metairie, LA 70002, Attention: Investor Relations, or to OrthAlliance, Inc., 21535 Hawthorne Boulevard, Suite 200, Torrance, CA 90503, Attention: Investor Relations. OrthAlliance and its directors and officers may be deemed to be participants in the solicitation of proxies with respect to a shareholder meeting to be held in connection with such merger. Information about the participants in the solicitation, including their interests in shares of OrthAlliance's common stock, is set forth in OrthAlliance's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC. Investors may obtain additional information regarding the interests of OrthAlliance and its directors and officers by reading the proxy statement/prospectus when it becomes available.

                                      -###-

                      ORTHODONTIC CENTERS OF AMERICA, INC.
                         UNAUDITED FINANCIAL HIGHLIGHTS
              (IN THOUSANDS, EXCEPT PERCENTAGE AND PER SHARE DATA)

                                                                   Three Months Ended
                                                                      September 30,
                                                                ---------------------------
                                                                                                     Percent
                                                                  2001                2000           Change
                                                                ---------          ---------         --------
Fee revenue                                                      $ 86,848           $ 69,725          24.5%
Operating income                                                 $ 25,454           $ 19,752          28.9%
Net income                                                       $ 15,178           $ 11,578          31.1%
Net income per share                                             $   0.30           $   0.23          30.4%
Weighted average shares outstanding                                50,123             49,967


                      ORTHODONTIC CENTERS OF AMERICA, INC.
                         UNAUDITED FINANCIAL HIGHLIGHTS
              (IN THOUSANDS, EXCEPT PERCENTAGE AND PER SHARE DATA)

                                                                    Nine Months Ended
                                                                       September 30,
                                                               ------------------------------
                                                                                                    Percent
                                                                  2001                2000          Change
                                                               ----------          ----------      ---------
Fee revenue                                                     $ 246,552          $ 194,849         26.5%
Operating income                                                $  73,803          $  56,470         30.7%
Net income                                                      $  43,826          $  33,389(1)      31.3%
Net income per share                                            $    0.87          $    0.67(1)      29.9%
Weighted average shares outstanding                                50,133             49,482

(1) Excludes the cumulative effect of a change in accounting principle related to revenue recognition and SAB 101.

                      ORTHODONTIC CENTERS OF AMERICA, INC.
                   UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
         FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         Three Months Ended        Nine Months Ended
                                                            September 30,            September 30,
                                                       ----------------------    ----------------------
                                                          2001        2000         2001         2000
                                                          ----        ----         ----         ----
Fee revenue                                            $  86,840    $  69,725    $ 246,552    $ 194,849
                                                       ---------    ---------    ---------    ---------

Direct expenses:
      Employee costs                                      25,359       20,623       71,011       57,240
      Orthodontic supplies                                 7,025        5,736       19,718       15,517
      Rent                                                 7,709        6,276       21,597       17,471
      Marketing and advertising                            7,282        6,030       19,980       16,201
                                                       ---------    ---------    ---------    ---------

Total direct expenses                                     47,375       38,665      132,306      106,429
General and administrative expenses                        9,521        7,462       26,939       20,894
Depreciation and amortization                              4,490        3,846       13,504       11,056
                                                       ---------    ---------    ---------    ---------

Operating income                                          25,454       19,752       73,803       56,470

Interest income (expense)                                 (1,072)      (1,153)      (3,399)      (2,919)
                                                       ---------    ---------    ---------    ---------

Income before income taxes                                24,382       18,599       70,404       53,551

Provision for income taxes                                 9,204        7,021       26,578       20,162
                                                       ---------    ---------    ---------    ---------

Net income before cumulative effect of change
       in accounting principle (SAB 101)                  15,178       11,578       43,826       33,389

Cumulative effect of change in accounting
           principle, net of income tax benefit               --           --           --      (50,576)
                                                       ---------    ---------    ---------    ---------

Net income (loss)                                      $  15,178    $  11,578    $  43,826    $ (17,187)
                                                       =========    =========    =========    =========

Net income per share - before cumulative effect
     of a change in accounting principle               $    0.30    $    0.23    $    0.87    $    0.67

Cumulative effect of change in accounting
     principle, net of income tax benefit, per share          --           --           --    $   (1.02)

                                                       ---------    ---------    ---------    ---------

Net income (loss) per share                            $    0.30    $    0.23    $    0.87    $   (0.35)
                                                       =========    =========    =========    =========

Weighted average shares outstanding                       50,123       49,967       50,133       49,482

In connection with the proposed merger, OCA has filed a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC"). Investors are urged to read the proxy statement/prospectus that is a part of the registration statement, because it contains important information about the merger, OCA and OrthAlliance. The registration statement and the proxy statement/prospectus is available free of charge, both on the SEC's web site (www.sec.gov) and from OCA and OrthAlliance by directing a request to Orthodontic Centers of America, Inc., 3850 N. Causeway Boulevard, Suite 970, Metairie, Louisiana 70002, Attention:
Investor Relations, or to OrthAlliance, Inc., 21535 Hawthorne Boulevard, Suite 200, Torrance, CA 90503, Attention: Investor Relations. OrthAlliance and its directors and officers may be deemed to be participants in the solicitation of proxies with respect to a shareholder meeting to be held in connection with such merger. Information about the participants in the solicitation, including their interests in shares of OrthAlliance's common stock, is set forth in OrthAlliance's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC. Investors may obtain additional information regarding the interests of OrthAlliance and its directors and officers by reading the proxy statement/prospectus.


                                      -###-